Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended October 31, 2009 and November 1, 2008

and for the Most Recent Five Fiscal Years

	Nine Months Ended		Fiscal Year Ended
	Oct. 31,	Nov. 1,	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,
(millions)	2009	2008	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges
Earnings from continuing operations before income taxes	$2,463	$2,593	$3,536	$4,625	$4,497	$3,860	$3,031
Capitalized interest	(14)	(43)	(48)	(66)	(47)	(42)	(18)
Adjusted earnings from continuing operations before income taxes	2,449	2,550	3,488	4,559	4,450	3,818	3,013
Fixed charges:
Interest expense(a)	616	729	956	747	646	532	607
Interest portion of rental expense	78	77	103	94	88	84	85
Total fixed charges	694	806	1,059	841	734	616	692
Earnings from continuing operations before income taxes and fixed charges	$3,143	$3,356	$4,547	$5,400	$5,184	$4,434	$3,705
Ratio of earnings to fixed charges	4.53	4.16	4.29	6.42	7.06	7.21	5.35
(a)

Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.